



COMING SOON
JERRY'S ROAST PORK
COMING SOON
JERRY'S ROAST PORK
SANDWICHES, SALADS & CATERING

J R P X

Jerry's Roast Pork LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%
Target Raise Amount: $250,000
Offering End Date: December 23, 2025

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $10,000

Company Details:

Name: Jerry's Roast Pork LLC
Founded: July 16, 2025
Address: 2 Embarcadero Center, R-2203
San Francisco, CA 94111

Industry: Limited-Service Restaurants
Employees: 1
Website: https://www.jerrysroastpork.com/

Use of Funds Allocation:

If the maximum raise is met:

$235,000 (94.00%) – of the proceeds will go towards working capital- brick & mortar location opening
$15,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 390 Followers



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Business Metrics:

	FY 2023	FY 2024	YTD
Total Assets	N/A	N/A	N/A
Cash & Cash Equivalents	N/A	N/A	N/A
Accounts Receivable	N/A	N/A	N/A
Short-term Debt	N/A	N/A	N/A
Long-term Debt	N/A	N/A	N/A
Revenue	N/A	N/A	N/A
Cost of Goods Sold	N/A	N/A	N/A
Taxes	N/A	N/A	N/A
Net Income	N/A	N/A	N/A

Recognition:

Jerry's Roast Pork LLC (DBA Jerry's Roast Pork) is opening in November 2025. Owner Matthew Kosoy has partnered with SF New Deal to bring vibrancy back to the vacant storefronts that were an outcome of the pandemic. Jerry's Roast Pork is a new venture that is derived from his love of bread, artisan food, and Philadelphia (the town where he grew up). Jerry's RP is named after Matthew's maternal grandfather Jerry Rabin.

About:

Jerry's Roast Pork LLC (DBA Jerry's Roast Pork) is a fast casual sandwich shop from the team behind SMBX alumni Rosalind Bakery. They're making Philadelphia garlic roast pork sandwiches and unique Vegan Hoagies with ingredients sourced at the Ferry Building Farmer's Market.

For more information, contact our Customer Support Team at support@thesmbx.com

